SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CytoDyn Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23283M101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Advisors, LLC (“AA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5

SOLE VOTING POWER

As of December 31, 2014, AA beneficially owned 5,393,550 shares of common stock, no par value, of the Issuer (“Common Shares”). Of such Common Shares, Alpha Venture Capital Partners, L.P., (“AVCP”) directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and notes convertible into 2,000,000 Common Shares; and Alpha Venture Capital Fund, L.P. (“AVCF”) directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. Based on the information disclosed by the Issuer in its Form 10-Q as filed with the Securities and Exchange Commission on January 12, 2015 (“10-Q”), there were 58,733,475 Common Shares outstanding as of December 31, 2014. Accordingly, for purposes of Reg. Section 240.13d-3, AA is deemed to beneficially own an aggregate of 5,393,550 Common Shares, or 9.2% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to vote the Common Shares. As a party in direct control of AA, Carl C. Dockery (“Dockery”) may be deemed to have voting power of the Common Shares held by AVCP and AVCF. However, Dockery disclaims beneficial ownership of these shares.

	6	SHARED VOTING POWER None.
7

SOLE DISPOSITIVE POWER

As of December 31, 2014, AA beneficially owned 5,393,550 Common Shares. Of such Common Shares, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and notes convertible into 2,000,000 Common Shares; and AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. Based on the information disclosed by the Issuer in its 10-Q, there were 58,733,475 Common Shares outstanding as of December 31, 2014. Accordingly, for purposes of Reg. Section 240.13d-3, AA is deemed to beneficially own an aggregate of 5,393,550 Common Shares, or 9.2% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to dispose of the Common Shares held by AVCP and AVCF. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares held by AVCP and AVCF. However, Dockery disclaims beneficial ownership of these shares.

	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,393,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 23283M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Venture Capital Partners, L.P. (“AVCP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
6

SHARED VOTING POWER

As of December 31, 2014, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and notes convertible into 2,000,000 Common Shares. Accordingly, for purposes of Reg. Section 240.13d-3, AVCP is deemed to beneficially own an aggregate of 5,047,396 Common Shares, or 8.6% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreement of AVCP, AA, as investment advisor of AVCP, has the exclusive power to make all investment decisions on behalf of AVCP. This power includes the power to vote the Common Shares held by AVCP. As a party in direct control of AA, Dockery may be deemed to have voting power of the Common Shares held by AVCP. However, Dockery disclaims beneficial ownership of these shares.

	7	SOLE DISPOSITIVE POWER None
8

SHARED DISPOSITIVE POWER

As of December 31, 2014, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and notes convertible into 2,000,000 Common Shares. Accordingly, for purposes of Reg. Section 240.13d-3, AVCP is deemed to beneficially own an aggregate of 5,047,396 Common Shares, or 8.6% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreement of AVCP, AA, as investment advisor of AVCP, has the exclusive power to make all investment decisions on behalf of AVCP. This power includes the power to dispose of the Common Shares held by AVCP. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares held by AVCP. However, Dockery disclaims beneficial ownership of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,047,936
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 23283M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Venture Capital Fund, L.P. (“AVCF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
6

SHARED VOTING POWER

As of December 31, 2014, AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. Accordingly, for purposes of Reg. Section 240.13d-3, AVCF is deemed to beneficially own an aggregate of 346,154 Common Shares, or 0.6% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreement of AVCF, AA, as investment advisor of AVCF, has the exclusive power to make all investment decisions on behalf of AVCF. This power includes the power to vote the Common Shares held by AVCF. As a party in direct control of AA, Dockery may be deemed to have voting power of the Common Shares held by AVCF. However, Dockery disclaims beneficial ownership of these shares.

	7	SOLE DISPOSITIVE POWER None
8

SHARED DISPOSITIVE POWER

As of December 31, 2014, AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. Accordingly, for purposes of Reg. Section 240.13d-3, AVCP is deemed to beneficially own an aggregate of 346,154 Common Shares, or 0.6% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreement of AVCF, AA, as investment advisor of AVCF, has the exclusive power to make all investment decisions on behalf of AVCF. This power includes the power to dispose of the Common Shares held by AVCF. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares held by AVCF. However, Dockery disclaims beneficial ownership of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 23283M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl C. Dockery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
6

SHARED VOTING POWER

As of December 31, 2014, Dockery indirectly beneficially owned 5,415,023 Common Shares. Of such Common Shares, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and note convertible into 2,000,000 Common Shares; and AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. As of December 31, 2014, Dockery beneficially owned options to purchase 21,473 Common Shares (the “Common Shares Options”) which were exercisable upon or within sixty (60) days of December 31, 2014. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Dockery may be deemed to beneficially own 5,415,023 Common Shares, or 9.2% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to vote the Common Shares. As a party in direct control of AA, Dockery may be deemed to have voting power of the Common Shares held by AVCP and AVCF. However, Dockery disclaims beneficial ownership of these shares.

	7	SOLE DISPOSITIVE POWER None
8

SHARED DISPOSITIVE POWER

As of December 31, 2014, Dockery indirectly beneficially owned 5,415,023 Common Shares. Of such Common Shares, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and a note convertible into 2,000,000 Common Shares; and AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. As of December 31, 2014, Dockery beneficially owned 21,473 Common Shares Options which were exercisable upon or within sixty (60) days of December 31, 2014. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Dockery may be deemed to beneficially own 5,415,023 Common Shares, or 9.2% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Pursuant to the constituent agreements of AVCP and AVCF, AA, as investment advisor of AVCP and AVCF, has the exclusive power to make all investment decisions on behalf of AVCP and AVCF. This power includes the power to dispose of the Common Shares. As a party in direct control of AA, Dockery may be deemed to have dispositive power of the Common Shares. However, Dockery disclaims beneficial ownership of the Common Shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 23283M101

Item 1(a).	Name of Issuer:

CytoDyn Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1111 Main Street, Suite 660

Vancouver, Washington 98660

Item 2(a).	Name of Persons Filing:

The filers of this Schedule 13G report are Alpha Advisors, LLC, Alpha Venture Capital Partners, L.P., Alpha Venture Capital Fund, L.P. and Carl C. Dockery.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of AA, AVCP, AVCF and Dockery is:

2026 Crystal Wood Drive

Lakeland, FL 33806-2477

Item 2I.	Citizenship:

AA is organized as a limited liability company under the laws of the State of Florida. AVCP is organized as a limited partnership under the laws of the State of Delaware. AVCF is organized as a limited partnership under the laws of the State of Delaware. Dockery is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value.

ItI(e).	CUSIP Number:

23283M101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:

* As of December 31, 2014, AA beneficially owned 5,393,550 shares of Common Shares. Of such Common Shares, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares, and a note convertible into 2,000,000 Common Shares; and AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares. Accordingly, AA is deemed to beneficially own an aggregate of 5,393,550 Common Shares, or 9.2% of the Common Shares deemed issued and outstanding as of December 31, 2014.

Dockery beneficially owned 21,473 Common Shares Options which were exercisable upon or within sixty (60) days of December 31, 2014. Thus, as of December 31, 2014, Dockery beneficially owned 5,415,023 Common Shares, which represents 9.2 % of Issuer’s 58,733,475 Common Shares outstanding as of December 31, 2014.

CUSIP No. 23283M101

AA, which makes all investment decisions on behalf of AVCP and AVCF, has sole dispositive and voting power over the Common Shares held by AVCP and AVCF. As a party in direct control of AA, Dockery may be deemed to have dispositive and voting power of the Common Shares held by AVCP and AVCF. Dockery disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

* As of December 31, 2014, AA owned beneficially 5,393,550 Common Shares, which represents 9.2% of Issuer’s 58,733,475 Common Shares outstanding as of December 31, 2014. Of such Common Shares, AVCP directly owned 1,864,931 Common Shares, warrants to purchase 1,182,465 Common Shares and a note convertible into 2,000,000 Common Shares; and AVCF directly owned 230,769 Common Shares and warrants to purchase 115,385 Common Shares.

Dockery beneficially owned 21,473 Common Shares Options which were exercisable upon or within sixty (60) days of December 31, 2014. Thus, as of December 31, 2014, Dockery beneficially owned 5,415,023 Common Shares, which represents 9.2% of Issuer’s 58,733,475 Common Shares outstanding as of December 31, 2014.

AA and Dockery do not directly receive dividends or proceeds of sale from Common Shares owned by AVCP or AVCF.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

AA is an investment adviser in accordance with §240 13d-1(b)(1)(ii)(E). Dockery is a parent holding company or control person. Dockery holds a majority of the outstanding membership interests of AA.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23283M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

ALPHA ADVISORS, LLC

By:	/s/ Carl C. Dockery
Name:	Carl C. Dockery
Title:	Manager

ALPHA VENTURE CAPITAL PARTNERS, L.P.

	By:	Alpha Venture Capital Management, LLC
	Title:	General Partner

		By:	/s/ Carl C. Dockery
		Name:	Carl C. Dockery

ALPHA VENTURE CAPITAL FUND, L.P.

	By:	Alpha Venture Capital Management, LLC

	Title:	General Manager

		By:	/s/ Carl C. Dockery
		Name:	Carl C. Dockery

CARL C. DOCKERY

/s/ CARL C. DOCKERY